Exhibit 12.1

TechnipFMC plc

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

	2017	2016	2015
Fixed Charges: (in millions of USD)
Interest expense	456.0	114.1	148.9
Capitalized interest	1.6	—	—
Amortized loan costs not recorded as interest expense	1.9	1.1	1.1
Estimate of interest expense within rental expense	123.1	104.5	127.2

Total fixed charges	582.7	219.7	277.2

Earnings:
Income from continuing operations before tax	679.7	551.4	150.5
Less income (loss) of noncontrolling interests	(20.9)	22.2	0.4
Less income from equity investees	(55.6)	(117.7)	(51.0)
Plus fixed charges	582.7	219.7	277.2
Plus amortization of capitalized interest	0.9	—	—
Dividends from equity method investees	17.7	69.6	24.7
Less interest capitalized	(1.6)	—	—

Total earnings	1,202.8	745.2	401.8

Ratio of earnings to fixed charges	2.1	3.4	1.4